FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

Australia and New Zealand Banking Group Limited
(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

*The Financial Report attached hereto as Exhibit 99.2 is hereby incorporated by reference to the registrant’s preliminary offering memorandum, dated November 13, 2003, relating to the non-cumulative trust securities of ANZ Capital Trust I.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

/s/ Garry White
(Registrant)

By:	Garry White
Assistant Company Secretary

Date 17 November 2003